SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

MEDIABAY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58446J108

(CUSIP Number)

October 13, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒     Rule 13d-1(b)

     ☐     Rule 13d-1(c)

     ☐     Rule 13d-1(d)

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13G
CUSIP No. 58446J108

1.	Name of Reporting Person: Forest Hill Capital, LLC,		I.R.S. Identification Nos. of above persons (entities only): 73-1597141

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,805,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,805,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,805,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3%**

12.	Type of Reporting Person: IA

     *SEE INSTRUCTIONS BEFORE FILLING OUT

     **SEE ITEM 4(b).

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13G
CUSIP No. 58446J108

1.	Name of Reporting Person: Mark Lee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,805,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,805,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,805,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.3%**

12.	Type of Reporting Person: IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

     **SEE ITEM 4(b).

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Forest Hill Capital, LLC, a Delaware limited liability company (“Forest Hill”) and Mr. Mark Lee, principal of Forest Hill.

     This Schedule 13G relates to Common Stock of MediaBay, Inc., a Florida corporation (the “Common Stock”) purchased by Forest Hill for the account of (i) Forest Hill Select Fund, L.P., of which Forest Hill is the general partner, (ii) Lone Oak Partners, L.P., of which Forest Hill is the general partner, (iii) Forest Hill Select Offshore Fund, Ltd, to which Forest Hill acts as investment advisor and (iv) a managed account to which Forest Hill acts as investment advisor.

Item 1(a)	Name of Issuer.

MediaBay, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2 Ridgedale Avenue, Suite 300 Cedar Knolls, New Jersey 07927

Item 2(a)	Name of Person Filing.

Forest Hill Capital, LLC and Mark Lee

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Morgan Keegan Dr., Suite 430 Little Rock, Arkansas 72202

Item 2(c)	Citizenship or Place of Organization.

Forest Hill is a limited liability company organized under the laws of the State of Delaware. Mark Lee is the principal of Forest Hill and a United States citizen.

Item 2(d)	Title of Class of Securities.
Common Stock, no par value

Item 2(e)	CUSIP Number.

58446J108

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Item 3	Reporting Person.

Forest Hill is an investment adviser in accordance with § 20.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

	(a)	Forest Hill and Mr. Lee are the beneficial owners of 1,805,000 shares of Common Stock.

	(b)	Forest Hill and Mr. Lee are the beneficial owners of 7.3% of the outstanding Common Stock. This percentage is determined by dividing 1,805,000 by 24,843,980, the number of Common Stock issued and outstanding as of December 31, 2004.

	(c)	Forest Hill has the sole power to vote and dispose of the 1,805,000 shares of Common Stock beneficially owned by it. As the principal of Forest Hill, Mr. Lee may direct the vote and disposition of the 1,805,000 shares of Common Stock beneficially owned by Forest Hill.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits	Exhibit 1
Joint Filing Agreement dated February 2, 2005, between Forest Hill and Mark Lee.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 2, 2005

Forest Hill Capital, LLC
By:	/s/ Mark Lee
Mark Lee, Manager

/s/ MARK LEE
Mark Lee

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